As filed with the Securities and Exchange Commission on October 5, 2026.

Registration Statement No. 333-286836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ATHENA TECHNOLOGY ACQUISITION CORP. II
(Exact name of registrant as specified in its charter)

For Co-Registrants, see “Table of Co-Registrants” on the following page.

Delaware	6770	87-2447308
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

767 Broadway, #1552

New York, NY 10003

Telephone: (970) 925-1572
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Isabelle Freidheim

Chief Executive Officer

767 Broadway, #1552

New York, NY 10003

Telephone: (970) 925-1572
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peyton Worley Scott W. Westhoff Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Joseph M. Lucosky Victoria Baylin Lucosky Brookman LLP 101 Wood Avenue South 5th Floor Woodbridge, NJ 08830 (732) 395-4400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-286836

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Registrant and Co-Registrant:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) promulgated under the Securities Act of 1933, as amended.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Ace Green Recycling Inc.	Delaware	3341	86-2478384

(1)	The Co-Registrant has the following principal executive office:

1725 Hughes Landing Boulevard

Floor 11

The Woodlands, Texas 77381

Telephone: (281) 217-4431

(2)	The agent for service for the Co-Registrant is:

Nishchay Chadha

Chief Executive Officer

1725 Hughes Landing Boulevard

Floor 11

The Woodlands, Texas 77381

Telephone: (936) 827-3513

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Post-Effective Amendment”) to the Registration Statement on Form S-4 (File No. 333-286836) (as amended, the “Registration Statement”) of Athena Technology Acquisition Corp. II, a Delaware corporation, and Ace Green Recycling Inc., a Delaware corporation, as co-registrant, declared effective by the Securities and Exchange Commission on August 12, 2026, is being filed solely to replace Exhibit 5.1 (Opinion of Latham & Watkins LLP) and Exhibit 23.1 (Consent of Latham & Watkins LLP (included in Exhibit 5.1)) previously filed with the Registration Statement. No changes have been made to the prospectus that forms a part of the Registration Statement, and accordingly no prospectus is included in this Post-Effective Amendment. All other information in the Registration Statement is unchanged. This Post-Effective Amendment shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description
5.1	Opinion of Latham & Watkins LLP.*
23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).*

*	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 5, 2026.

ATHENA TECHNOLOGY ACQUISITION CORP. II

By:	/s/ Isabelle Freidheim
Name:	Isabelle Freidheim
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Position	Date

/s/ Isabelle Freidheim	Chief Executive Officer and Chairperson of the Board of Directors	October 5, 2026
Isabelle Freidheim	(Principal Executive Officer)

/s/ Jennifer Calabrese	Chief Financial Officer	October 5, 2026
Jennifer Calabrese	(Principal Accounting and Financial Officer)

/s/ Kirthiga Reddy	President and Director	October 5, 2026
Kirthiga Reddy

/s/ Judith Rodin	Director	October 5, 2026
Judith Rodin

/s/ Sharon Brown-Hruska	Director	October 5, 2026
Sharon Brown-Hruska

/s/ Trier Bryant	Director	October 5, 2026
Trier Bryant

/s/ Carolyn Trabuco	Director	October 5, 2026
Carolyn Trabuco

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Pursuant to the requirements of the Securities Act, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, State of Texas, on October 2, 2026.

ACE GREEN RECYCLING INC.

By:	/s/ Nishchay Chadha
Name:	Nishchay Chadha
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Position	Date

/s/ Nishchay Chadha	Director and Chief Executive Officer	October 2, 2026
Nishchay Chadha	(Principal Executive Officer)

/s/ Jason McGlynn	Chief Financial Officer	October 2, 2026
Jason McGlynn	(Principal Financial Officer)

*	Chief Accounting Officer	October 2, 2026
Teodoro Alban	(Principal Accounting Officer)

*	Director	October 2, 2026
Vipin Tyagi

* By:	/s/ Nishchay Chadha
Nishchay Chadha
Attorney-in-fact

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